NXT ENERGY SOLUTIONS INC.

Amended and Restated

Management's Discussion and Analysis

For the three-month period

ended March 31, 2018

Amended and Restated Management's Discussion and Analysis

The following amended and restated management's discussion and analysis ("MD&A") was prepared by management based on information available as at May 10, 2018 and should be reviewed in conjunction with the unaudited Consolidated Financial Statements for the period ended March 31, 2018. This MD&A covers the unaudited three-month period ended March 31, 2018 ("Q1-18") , with comparative totals for the three-month period ended March 31, 2017 ("Q1-17").

This MD&A is dated May 10, 2018 and has been prepared with information available as of May 10, 2018. However, this MD&A has been amended and restated as of May 17, 2018 to correct a date entry error in the “Disclosure Controls and Procedures and Internal Controls over Financial Reporting” section. The date was entered as March 31, 2017. The correct date is March 31, 2018.

As used in this MD&A, the terms "we", "us", "our", "NXT" and the "Company" mean NXT Energy Solutions Inc.

Our functional and reporting currency is the Canadian dollar. All references to "dollars" in this MD&A refer to Canadian or CDN dollars ("CDN$") unless specific reference is made to United States or US dollars ("US$").

NXT and Stress Field Detector ("SFD®") in Canada and the United States are the registered trademarks of NXT Energy Solutions Inc.

Forward-looking Information

Certain statements in this MD&A constitute forward-looking information under applicable securities laws. These statements typically contain words such as "intends", "plans", "anticipates", "expects", "scheduled", and relate primarily to:

•	the anticipated closing of the Private Placement (as defined below) and the satisfaction of closing conditions, including regulatory and shareholder approvals, and the timing thereof;
•	the anticipated outcomes associated with the Private Placement, including the creation of a “Control Person” under applicable securities laws, the payment of the Finder’s Fee (as defined below), the entering into of the Investor Rights Agreement (as described below) and the use of proceeds therefrom;
•	the timing and extent of potential future growth opportunities in new international markets, including new business ventures, and the satisfaction by third-parties of certain necessary conditions related thereto including obtaining financing and government and regulatory approvals, and the execution of final sales agreements;
•	estimates related to our future financial position and liquidity;
•	estimated minimum annual commitments for the our leased premises and equipment; and
•	general business strategies and objectives.

This forward-looking information is based on a number of assumptions which may prove to be incorrect. Assumptions have been made with respect to the following matters, in addition to any other assumptions identified in this document:

•	our ability to source personnel and equipment in a timely manner and at an acceptable cost;
•	our ability to obtain all permits and approvals required;
•	general business, economic and market conditions (including global commodity prices);
•	the ability to obtain insurance to mitigate the risk of default on client billings; and
•	foreign currency exchange and interest rates.

These forward-looking statements are based on current expectations and are subject to a wide range of known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Known risks include:

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Amended and Restated MD&A for the period ended March 31, 2018

•	our ability to generate sufficient ongoing cash flow from operations or to raise adequate capital to allow us to grow the business and continue operations;
•	the ability of the Subscriber (as defined below) to complete the Private Placement;
•	conducting operations in international markets;
•	the emergence of alternative competitive technologies;
•	protection of our intellectual property and rights to our SFD® technology;
•	the loss of key personnel;
•	our dependence on a limited number of clients;
•	foreign currency and interest rate fluctuations may affect our financial position; and
•	volatility in oil and natural gas commodity prices may reduce demand for our services.

For more information relating to risks, see the section titled “Risk Factors” in NXT’s current annual information form. Except as required by law, NXT assumes no obligation to update forward-looking statements should circumstances or the Company's estimates or opinions change.

Non-GAAP Measures

NXT's accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").  This MD&A includes references to net working capital which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  Net working capital is the net result of the difference of current assets less current liabilities. Management of NXT uses this non-GAAP measure to improve its ability to assess liquidity at a point in time.

Description of the Business

NXT utilizes its proprietary and patented SFD® survey method to provide airborne, gravity-based geophysical surveys to companies involved in oil and gas exploration and production globally.

The discussion in this MD&A focuses on the highlights of NXT's ongoing business development activities, and any significant changes arising prior to the filing of our MD&A for the three-month period ended March 31, 2018.

Financial and Operational Highlights

Key financial and operational highlights for the first quarter of 2018 include:

•	NXT management restarted marketing for SFD® survey contracts and multi-client data sales across South East Asia, China and Latin America enabled by successful financing efforts in conjunction with strength in international oil prices.
•	SHINE Quests FZC, an appointed representative of NXT, is working on the financing required for a large scale infrastructure and resource development within the Mannar Basin in Sri Lanka which would include a commitment to conduct an SFD® survey. The timeline remains uncertain as it is dependent on a number of factors including government approval and execution of final sales agreements.
•	Generation Resource Discoveries (“GRD”), an appointed representative of NXT, has entered into an MOU with the Government of Aceh to carry out a geophysical survey within the Aceh Basin in Indonesia and proposes to enter into contract discussions with NXT in conjunction with the performance of that survey upon securing permits and third party financing.
•	Engaged two new sales agents for SFD® surveys in South America focused in Mexico and Peru to leverage our experience and past success in the region.
•	In connection with Brazil's most recent round of bidding for maritime oil and gas licensing rights, the National Agency of Petroleum confirmed that SFD® surveying would qualify as work credits toward the minimum commitment required of licensees in order to maintain their awarded blocks.
•	No survey revenues were recorded for the first quarter of 2018.
•	A net loss of $1.95 million for the first quarter including amortization expense of $0.45 million and stock-based compensation expense of $0.30 million.
•	Operating activities used $1.34 million of cash during the first quarter and net cash provided was $3.60 million.
•	Losses per common share were $0.03 (basic and diluted).
•	Continued progress in our corporate cost reduction program with general and administrative costs decreased 28% compared to the same quarter last year.
•	Cash and short-term investments at the end of the first quarter of 2018 were $4.06 million.
•	Subsequent to the end of the first quarter, we received notification of the granting of NXT’s SFD® patent in China on April 13.

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Amended and Restated MD&A for the period ended March 31, 2018

Update on Private Placement

On February 16, 2018 we announced a three-tranche private placement of 10,905,212 Units at a price of $0.924 per Unit for total gross proceeds of approximately $10,076,416 (“Private Placement”) to Alberta Green Ventures Limited Partnership (the "Subscriber"). The first tranche of the Private Placement was completed on February 16, 2018 and the Company received approximately $4,310,500 in connection with the issuance of 4,665,043 Units.

The second tranche will consist of 5,538,203 Units for gross proceeds of approximately $5,117,300. The Company plans to close on a portion of the second tranche on May 14, 2018 in the amount of $2 million by issuing a further 2,164,502 Units.

The Subscriber has requested an extension to June 15, 2018 to close the remaining portion of the second and third tranche which will now consist of 4,075,667 Units for gross proceeds of approximately $3,765,916. The Company has tentatively agreed to such extension, subject to approval by the TSX.

Closing of the third tranche of the Private Placement, consisting of issuance of 701,966 Units for gross proceeds of approximately $648,616, will cause the Subscriber to be deemed a “Control Person” of the Company under applicable securities laws and is subject to approval by the shareholders of the Company (other than the Subscriber and its associates or affiliates).

Update on Annual General and Special Meeting of Shareholders

The Company will be issuing an addendum to its Information Circular – Proxy Statement dated April 5, 2018 (“IC Addendum”) to update disclosure regarding plans for closing of the Private Placement following the conclusion of its discussions with the TSX. In addition, the IC Addendum will include supplementary information regarding executive and director compensation and an update on the independence of one board member.

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Amended and Restated MD&A for the period ended March 31, 2018

Given the relevance of the information contained in the IC Addendum to the Annual General and Special Meeting of Shareholders of the Company (“AGM”), NXT believes it is prudent to convene the meeting on May 16, as currently scheduled, and to then adjourn it before conducting any business to allow shareholders additional time to read and consider the new information provided. The Company is planning to reconvene the adjourned AGM in in late May or early June and will make a further announcement once a new date has been confirmed.

Summary of Quarterly Results

A summary of operating results for each of the trailing eight quarters (including a comparison of certain key categories to each respective prior quarter) follows. The extent of the profit or loss each quarter is mainly due to SFD® surveys that have been completed or are underway, and variances in such non-cash items as stock-based compensation expense ("SBCE"), which can occasionally be a significant expense in any given quarter.

	Q1-18 Mar 31	Q4-17 Dec 31	Q3-17 Sep 30	Q2-17 Jun 30
Survey revenue	$ -	$ -	$ -	$ -
Net income (loss)	(1,954,650)	(2,096,360)	(1,935,356)	(2,723,956)

Income (loss) per share - basic	$ (0.03)	$ (0.04)	$ (0.04)	$ (0.05)
Income (loss) per share - diluted	$ (0.03)	$ (0.04)	$ (0.04)	$ (0.05)

	Q1-17 Mar 31	Q4-16 Dec 31	Q3-16 Sep 30	Q2-16 Jun 30
Survey revenue	$ -	$ -	$ -	$ -
Net income (loss)	(2,214,726)	(2,356,848)	(2,142,834)	(2,643,938)

Income (loss) per share - basic	$ (0.04)	$ (0.04)	$ (0.04)	$ (0.05)
Income (loss) per share - diluted	$ (0.04)	$ (0.04)	$ (0.04)	$ (0.05)

Q1-18 to Q4-17 comparison – NXT had survey revenue of $nil ($nil in Q4-17), survey costs of $249,762 ($252,212 in Q4-17) related to aircraft maintenance costs and SBCE of $295,284 ($84,351 in Q4-17).

Q4-17 to Q3-17 comparison – NXT had survey revenue of $nil ($nil in Q3-17), survey costs of $252,212 ($261,658 in Q3-17) related to aircraft maintenance costs and SBCE of $84,351 ($162,724 in Q3-17).

Q3-17 to Q2-17 comparison - NXT had survey revenue of $nil ($nil in Q2-17), survey costs of $261,658 ($612,342 in Q2-17) related to aircraft lease and maintenance costs, and SBCE of $162,724 ($169,033 in Q2-17).

Q2-17 to Q1-17 comparison – NXT had survey revenue of $nil ($nil in Q1-17), survey costs (related to the Gulf of Mexico multi-client survey, and aircraft lease and maintenance costs) of $612,342 ($163,217 in Q1-17), and SBCE of $169,033 ($165,248 in Q1-17).

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Amended and Restated MD&A for the period ended March 31, 2018

Q1-17 to Q4-16 comparison – NXT had survey revenue of $nil ($nil in Q4-16), survey costs (related to equipment test flights and aircraft maintenance costs) of $163,217 ($9,998 in Q4-16), and SBCE of $165,248 ($287,500 in Q4-16).

Q4-16 to Q3-16 comparison – NXT had survey revenue of $nil ($nil in Q3-16), survey costs (related to equipment test flights and aircraft maintenance costs) of $9,998 ($200,443 in Q3-16), and SBCE of $287,500 ($218,000 in Q3-16).

Q3-16 to Q2-16 comparison – NXT had survey revenue of $nil ($nil in Q2-16), survey costs (related to equipment test flights and aircraft maintenance costs) of $200,443 ($157,365 in Q2-16), and SBCE of $218,000 ($135,000 in Q2-16).

Q2-16 to Q1-16 comparison – NXT had survey revenue of $nil ($1,447,269 in Q1-16), survey costs (related to equipment test flights and aircraft maintenance costs) of $157,365 ($789,379 in Q1-16), and SBCE of $135,000 ($150,000 in Q1-16).

Summary of Operating Results

	Q1-18	Q1-17
Survey revenue	$ -	$ -
Expenses:
Survey costs	249,762	163,217
General and administrative	981,404	1,362,581
Stock based compensation	295,284	165,248
Amortization of property and equipment	447,191	514,692
	1,973,641	2,205,738

Other Expenses (income):
Interest Expense (income), net	69	5,115
Foreign exchange (gain) loss	(6,872)	5,975
Other expense (recovery)	(12,188)	6,581
	(18,991)	17,671
Gain (loss) before income taxes	(1,954,650)	(2,223,409)

Income tax expense (recovery):
Current	-	(8,683)
Deferred	-	-
Income tax expense (recovery)	-	(8,683)

Net Income (loss) for the period	(1,954,650)	(2,214,726)

Net Income (loss) per share - basic	$ (0.03)	$ (0.04)
Net Income (loss) per share - diluted	$ (0.03)	$ (0.04)

Net loss for Q1-18 versus Q1-17 decreased $260,076 (12%) or $0.01 per share. This was mostly driven by cost reduction efforts in general and administrative ("G&A") expense as described below. There were no revenues in either quarter.

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Amended and Restated MD&A for the period ended March 31, 2018

	Q1-18	Q1-17
Aircraft lease costs	$ 149,970	$ -
Amortization of deferred gain	(38,825)	-
Aircraft operations	138,561	162,574
Survey projects	56	643
Survey expenses, net	249,762	163,217

During Q1-18, the survey costs related entirely to the aircraft lease and maintenance costs, net of charter hire revenue. Costs are higher due to the lease cost in 2018. This is offset by lower amortization costs in Q1-18 compared to Q1-17, which had amortization from the aircraft.

During Q2-17, the Company entered into a sale and leaseback transaction of its aircraft (the "Leaseback Transaction"). Accordingly, subsequent to entering into the Leaseback Transaction in April 2017, survey expenses include the net costs related to this operating lease. The monthly lease payments are net of the deferred gain on sale that was realized upon completion of the Leaseback Transaction.

Also included in survey expenses are the net costs related to maintaining the survey aircraft. The aircraft is available for charter to third parties through our aircraft manager when it is not being used by NXT. All associated revenues and costs of such charter activity are retained by NXT.

General and administrative expense – all salaries and overhead costs related to SFD® data interpretation staff are included in G&A, and not included with direct survey expenses. The categories of costs included in G&A are as follows:

	Q1-18	Q1-17	net change	%
Salaries, benefits and consulting charges	$ 550,080	$ 784,647	$ (234,567)	(30%)
Board, professional fees, & public company costs	187,820	217,570	(29,750)	(14%)
Premises and administrative overhead	170,348	258,627	(88,279)	(34%)
Business development	66,700	67,881	(1,181)	(2%)
Bolivian overhead	6,456	33,856	(27,400)	(81%)
Total G&A	981,404	1,362,581	(381,177)	(28%)

G&A decreased 28% or $381,177 in Q1-18 compared to Q1-17 as the result of successful cost reduction efforts. The Company did maintain spending in business development as it continues to focus in this area.

•	The main reason for salaries, benefits and consulting charges being lower than Q1-17 is due to a reduction in corporate headcount. In addition focus was put on reducing vacation liabilities. This was offset partially by engaging two agents in South America to leverage the Company's experience and success in the region.
•	Board, professional fees & public company costs, were 14% lower Q1-18 compared to Q1-17 as the company terminated or renegotiated the contracts entered into with members of the Company’s advisory board (the "Advisory Board") and had one less director during these comparative periods.
•	Premises and administrative overhead where lower in Q1-18 compared to the same period the prior year mostly due to lower rental common area costs as actual property taxes and maintenance costs were significantly lower than estimated. In addition there were no temporary staff in Q1-18 and the overall reduced headcount reduced overhead spending in several areas like supplies.

•	Business development costs were approximately the same in both comparative quarters as the Company continued to focus in this area.
•	Q1-18 Bolivian overhead costs of $6,456 are related to closing of the branch. Starting at the beginning of Q1-17, Bolivian overhead costs were presented as G&A to reflect the fact the office has been maintained to facilitate periodic operating activities in Bolivia that are anticipated from time to time.

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Amended and Restated MD&A for the period ended March 31, 2018

Stock-based compensation expense – this expense varies in any given quarter or year, as it is a function of several factors, such as the number of stock options issued in the period, and the period of amortization (based on the term of the contract and/or number of years for full vesting of the options, which is normally three years) of the resultant expense. Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT's trailing share price.

SBCE in Q1-18 was lower compared to Q1-17 by $38,272. The expense was overall lower as the number of unvested options was lower due to less headcount and therefore forfeiture of options during 2017. This was offset by the vesting of 333,333 options granted in February 2018.

Interest income (expense), net – includes interest income earned on short-term investments and interest expense from capital lease obligations. Net interest expense for Q1-18 was $69 as compared to interest expense of $5,115 for Q1-17. Proceeds from the Private Placement were placed in short-term investments as soon as they were received and therefore help offset interest expense. Short-term investments were minimal in Q1-17.

Loss (gain) on foreign exchange – this total is caused by changes in the relative exchange values of the US$ and CDN$. For example, when the CDN$ trades higher relative to the US$, cash held in US$ will decline in value, and this decline will be reflected as a foreign exchange loss in the period. NXT normally holds its cash and short-term investments in CDN$ to reduce the effect of market volatility; however, we periodically are contractually obligated to hold certain restricted cash funds in US$ instruments to support performance bond commitments in certain foreign countries.

The value of net US$ monetary assets can vary widely each period, based on such factors as the extent of US$ revenue contracts in process, and the level of US$ cash and short-term investments on hand.

The valuation is also affected by the relative strength of the US$ at each period end, resulting in both realized and unrealized net exchange movements on the net holdings of US$ cash and other working capital items. The foreign exchange gain for the quarter was primarily caused by the translation of assets and liabilities in the Canadian Company which were held in US$.

Intellectual property and other expenses – this category includes primarily costs related to intellectual property ("IP") filings and research and development ("R&D") activity related to the SFD® technology, and costs for certain non-recurring, "project" activities.

Other Expenses	Q1-18	Q1-17
Intellectual property and R&D	$(13,875)	$ 10,433
Other, net	1,687	2,965
	(12,188)	13,398

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Amended and Restated MD&A for the period ended March 31, 2018

For Q1-18, the Company’s other expenses were negative as it incurred less R&D costs from a provider of services than originally estimated and therefore received a significant credit. For 2017, other expenses consisted primarily of costs incurred to secure a patent for SFD® in the United States and to continue to develop SFD® technology.

Intellectual property and related amortization expense – NXT finalized its acquisition of specific rights to utilize the proprietary SFD® technology from its inventor, NXT's President & CEO, on August 31, 2015. As a result of this acquisition, NXT obtained the exclusive rights to utilize the SFD® intellectual property in global hydrocarbon exploration applications.

The value attributed to the IP assets acquired in 2015 was $25.3 million. The IP assets are being amortized on a straight-line basis over a 15-year period (future amortization expense of $1,685,000 per year), and will also be subject to ongoing tests of potential impairment of the recorded net book value. No impairments were recognized during the quarters ended March 31, 2018 and 2017.

Amortization Expense	Q1-18	Q1-17
Property and equipment	$ 26,007	$ 93,323
Intellectual property	421,184	421,369
	447,191	514,692

Income tax expense – NXT periodically earns revenues while operating outside of Canada as a non-resident within certain foreign jurisdictions, and services rendered to clients in such countries may be subject to foreign withholding taxes, which are only recoverable in certain limited circumstances. Income tax expense for 2017 withholding taxes were incurred on charges related to the Bolivia survey project. There was no income tax expense in Canada or Bolivia during Q1-18.

Liquidity and Capital Resources

NXT's cash and cash equivalents plus short-term investments at March 31, 2018 was $4,062,447.

NXT's longer-term success remains dependent upon our ability to continue to attract new client projects and expand the revenue base to a level sufficient to exceed G&A expenses and generate excess net cash flow from operations. Proceeds from equity financings have been, or are otherwise expected to be, used to provide NXT with funds to pursue, close and implement commercial transactions currently in negotiation, develop additional revenue streams including multi-client data sales and strategic partnerships, and for general corporate and working capital purposes.

Risks related to having sufficient ongoing working capital to execute survey project contracts are mitigated through our normal practice of obtaining progress payments from prospective clients throughout the course of the projects, which often span three to four months. In addition, where possible, risk of default on client billings is mitigated through the use of export insurance programs offered by Export Development Canada.

During Q1-18, NXT continued to make significant progress in strengthening its liquidity and working capital position through a series of corporate actions described below.

Reduction in corporate costs: Following the completion of the Leaseback Transaction, NXT took further steps to reduce corporate costs. The most significant of these steps included the deferral of a portion of the employees’ cash compensation, the deferral of all of the Board and Advisory Board members’ cash compensation and a reduction in non-essential staff. Please see the discussion under "Summary of Operating Results – General and administrative expense" for the results of these reductions.

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Amended and Restated MD&A for the period ended March 31, 2018

Private Placement: On February 16, 2018 the Company entered into an agreement to complete a three-tranche Private Placement under which the Subscriber has committed to purchase 10,905,212 Units at a price of $0.924 per Unit for total gross proceeds of approximately $10,076,416. Each Unit consists of one common share of the Company ("Common Share" and one-third of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder to acquire one Common Share at an exercise price of $1.20 for twelve (12) months from closing of the first tranche of the Private Placement. If shareholder approval is obtained at the AGM, a finder's fee (the "Finder's Fee") equivalent to 3% of the gross proceeds of the Private Placement will become payable in either cash or Common Shares (at the Company's discretion), for each completed tranche of the Private Placement. The Company has accrued the Finder's Fee in the first tranche of the Private Placement.

First tranche of the Private Placement

The first tranche of the Private Placement was completed on February 16, 2018 and the Company received $4,310,500 (less the Finder's Fee, legal fees and listing fees of $150,494) in connection with the issuance of 4,665,043 Units. As at the date hereof, the Subscriber holds approximately 9.9% of the Company's outstanding Common Shares (including the Common Shares to be issued upon exercise of the Warrants).

Additional tranches of the Private Placement

The closing of a portion of the second tranche of the Private Placement of 2,164,502 Units for gross proceeds of approximately $2,000,000, is expected to occur on May 14, 2018. The Company received the necessary TSX clearance of Personal Information Forms submitted by certain principals of the Subscriber in late March 2018 and has commenced the process of closing this tranche. No shareholder approval or additional TSX approval is required to close the second tranche of the financing provided it closes on or before May 17, 2018. The Subscriber has requested that the closing of the balance of the second tranche, $3,117,300 consisting of 3,373,701 Units, be postponed to a date early in June 2018, but not later than June 15, 2018. NXT has tentatively agreed to such postponement, subject to approval from the TSX. Following the completion of the second tranche of the Private Placement, closing of the third tranche of the Private Placement, consisting of issuance of 701,966 Units for gross proceeds of approximately $648,616, will cause the Subscriber to be deemed a "Control Person" of the Company under applicable securities laws and is subject to approval by the shareholders of the Company (other than the Subscriber and its associates or affiliates) at the NXT AGM scheduled to be held on May 16, 2018.

However, NXT plans to convene the AGM on May 16, as currently scheduled, and to then adjourn it before conducting any business to allow shareholders additional time to read and consider the new information contained in the IC Addendum. The Company is planning to reconvene the adjourned AGM in in late May or early June and will make a further announcement once a new date has been confirmed.

Other material agreements

In conjunction with, and conditional on the closing of the complete second tranche, the Company and the Subscriber have agreed to enter into an Investor Rights Agreement pursuant to which: (a) the Subscriber will have the right to nominate one director for election to the board of directors of the Company (subject to maintaining any equity ownership of at least 10% in the Company); (b) the Subscriber will be entitled to participate in future equity or convertible security offerings of the Company in order to maintain its pro rata equity interest in the Company (subject to maintaining any equity ownership of at least 10% in the Company); (c) the Subscriber will be entitled to a similar equity offering participation right in connection with certain new entities that may be created by the Company to expand the application of its proprietary technologies; and (d) the Subscriber has agreed to a 18 month standstill from the closing date of the second tranche of the Private Placement and a 12 month restriction on dispositions of 75% of the securities acquired in the Private Placement.

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Amended and Restated MD&A for the period ended March 31, 2018

Upon completion of the Private Placement, NXT estimates it will have sufficient funds to meet its ongoing obligations for a period of approximately 24 months.

NXT has no secured debt, and had net working capital of $2,572,091 as at March 31, 2018, as follows:

	Mar 31, 2018	Dec 31, 2017	net change as at Q1-18
Current assets (current liabilities)
Cash, cash equivalents and Short Term Investments	$ 4,062,447	$ 1,116,618	$ 2,945,829
Accounts receivable	48,271	60,027	(11,756)
Prepaid expenses and deposits	77,686	107,363	(29,677)
Accounts payable and accrued liabilities	(1,576,009)	(1,562,394)	(13,615)
Income taxes payable	-	(201)	201
Current portion of capital lease obligation	(40,304)	(39,579)	(725)
Net working capital	2,572,091	(318,166)	2,890,257

The increase in working capital was due to the cash provided by the Private Placement net of cash operating costs during the quarter.

 The increase in accounts payable and accrued liabilities is comprised the following movements:

	Mar 31, 2018	Dec 31, 2017	net change as at Q1-18
Trade accounts payable	$ (261,028)	$ (430,100)	$ 169,072
Deferred gain on sale of aircraft	(155,301)	(155,301)	-
Deferred employee salaries	(372,750)	(380,548)	7,798
Deferred director /Advisory Board payable	(261,676)	(213,181)	(48,495)
Accrued liabilities	(385,695)	(212,701)	(172,994)
Vacation pay accrued	(139,559)	(170,563)	31,004
	(1,576,009)	(1,562,394)	(13,615)

Trade payables as at March 31, 2018 decreased $169,072 compared to those outstanding as at December 31, 2017 as several deferred payables were settled in the quarter.

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Amended and Restated MD&A for the period ended March 31, 2018

Deferred director and Advisory Board fees increased as essentially all fees continued to be deferred into the second quarter of 2018.

Accrued liabilities as at March 31, 2018 increased compared to those accrued as at December 31, 2017 as an accrual was made for the Private Placement Finder's Fee.

Vacation Pay Accrued decreased $31,004 as employees took significant vacation time in January.

The overall net changes in cash balances in each of the periods noted above is a function of several factors including any inflows (outflows) due to changes in net working capital balances, and net of any cash transferred into/out of short-term investments. Further information on the net changes in cash, by each of the operating, financing, and investing activities, is as follows:

Cash flows from (used in)	Q1-18	Q1-17
Operating activities	$ (1,338,908)	$(1,422,686)
Financing activities	4,284,736	21,306
Investing activities	650,001	1,145,628
Net source (use) of cash	3,595,829	(255,752)
Cash and cash equivalents, start of period	166,618	490,496
Cash and cash equivalents, end of period	3,762,447	234,744

Cash and cash equivalents	3,762,447	234,744
Short-term investments	300,000	303,091
Total	4,062,447	537,835

Operating activities

Operating activities	Q1-18	Q1-17
Net income (loss) for the period	$(1,954,650)	$(2,214,726)
Total non-cash expense items	567,832	680,710
	(1,386,818)	(1,534,016)
Change in non-cash working
Capital balances	47,910	111,330
Cash used in operating activities	(1,338,908)	(1,422,686)

For all periods, changes in operating cash flow was driven by the lack of revenue and incurred operating costs for the period. Cost reduction and cash deferral efforts reduced the outflow by $83,778 when comparing Q1-18 to Q1-17.

Financing activities

Financing Activities	Q1-18	Q1-17
Proceeds from exercise of stock options	$ 5,067	$ 30,284
Net proceeds from Private Placement	4,289,321	-
Repayment of capital lease obligation	(9,652)	(8,978)
Cash from (used in) investing activities	4,284,736	21,306

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Amended and Restated MD&A for the period ended March 31, 2018

NXT recorded a net cash inflow of $4,289,321 in Q1-18 from the Private Placement.

Investing activities

Investing Activities	Q1-18	Q1-17
Sale/(purchase) of property and equipment	$ -	$ (4,372)
Decrease (increase) in short-term investments	650,001	1,150,000
Cash from (used in) investing activities	650,001	1,145,628

Short-term investments in Q1-18 decreased 650,001 which was the result of cash received from the Private Placement being placed in a higher interest on demand savings account. In Q1-17, short-term investments were drawn down to finance the Company's operations in the quarter.

Contractual Commitments

Aircraft and office premises lease

NXT has an operating lease commitment on its Calgary office space for a 10-year term at an initial estimated minimum monthly lease payment of $44,624 (including operating costs).

The leaseback of NXT's aircraft is an operating lease with a minimum term of 60 months and monthly lease payments of approximately US$40,000.

The estimated minimum annual commitments for these leases are as follows, as at March 31, 2018:

For the period ended December 31	Office Premises	Aircraft
2018	$ 413,664	$ 458,382
2019	551,553	611,176
2020	554,526	611,176
2021	563,450	611,176
2022	563,450	152,794
	2,646,643	2,444,704
Thereafter, 2023 through 2025	1,549,787	-
	4,196,430	2,444,704

Additional Disclosures – Outstanding Securities

	As at
	May 10, 2018	March 31, 2018	December 31, 2017
Common Shares issued and outstanding:
Common Shares	62,832,843	62,832,843	58,161,133
Common Shares reserved for issue re:
Stock options	2,292,000	2,292,000	1,648,667
	65,124,843	65,124,843	59,809,800

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Amended and Restated MD&A for the period ended March 31, 2018

Other Transactions with Related Parties

One of the members of NXT's Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees (including costs related to share issuance) incurred with this firm were as follows:

	For the three-month period
	ended March 31
	2018	2017
Legal Fees	$ 21,937	$13,594

Accounts payable and accrued liabilities includes a total of $75,416 ($120,479 as at December 31, 2017) payable to this law firm.

In addition, accounts payable and accrued liabilities includes $21,789 ($14,210 as at December 31, 2017) related to re-imbursement of expenses owing to officers of NXT.

Critical Accounting Estimates

The key elements and assumptions are substantially unchanged from those described in NXT's annual audited consolidated financial statements as at and for the year-ended December 31, 2017. The following is also important to note:

Revenue recognition

Revenue earned on SFD® survey contracts (net of any related foreign sales taxes) is recognized on a completed contract basis. This method of revenue recognition is currently deemed appropriate given the complex nature of the end product that is delivered to the client. While the quantity of data acquisition can be measured based on actual line kilometers flown, the acquired SFD® data does not realize its full value until it is processed, interpreted in detail, and a recommendations report is generated and reviewed with the client's geological and geophysical staff.

All funds received or invoiced in advance of completion of the contract are reflected as unearned revenue and classified as a current liability on our balance sheet. All survey expenditures and obligations related to uncompleted SFD® survey contracts (including directly-related sales commissions) are reflected as work-in-progress and classified as a current asset on our balance sheet. Upon completion of the related contract, unearned revenue and the work-in-progress is moved as appropriate to the statement of earnings (loss) as either revenue or survey cost. Survey costs do not include any salaries and overhead related to SFD® data interpretation staff (which is included in G&A expense) or amortization of property and equipment expense.

Changes in Accounting Policies

Issued but not yet adopted: Leases

In February 2016, the Financial Accounting Standards Board issued new guidance on leases. The new guidance requires lessees to recognize most leases, including operating leases, on the balance sheet as lease assets and lease liabilities. In addition, lessees may be required to reassess assumptions associated with existing leases as well as to provide expanded qualitative and quantitative disclosures. The new guidance is effective January 1, 2019. NXT is evaluating the impact of the adoption of this new guidance and has not yet determined the effect on its consolidated financial statements.

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Amended and Restated MD&A for the period ended March 31, 2018

Disclosure Controls and Procedures ("DCP") and
Internal Controls over Financial Reporting ("ICFR")

NXT's Chief Executive Officer (the "CEO") and Chief Financial Officer (the "CFO", and together with the CEO, the "Responsible Officers") are responsible for establishing and maintaining DCP, or causing them to be designed under their supervision, for NXT to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company's quarterly and year-end consolidated financial statements and MD&A are being prepared.

DCP and other procedures are designed to ensure that information required to be disclosed in reports that are filed is recorded, summarized and reported within the time periods specified by the relevant security authority in either Canada or the United States of America. DCP include controls and procedures designed to ensure that information required to be disclosed in our reports is communicated to management, including our Responsible Officers, to allow timely decisions regarding required disclosure.

The Company has established and maintains ICFR using the criteria that were set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). The control framework was designed or caused to be designed under the supervision of the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP.

In an evaluation of the effectiveness of the Company's DCP as defined under the rules adopted by the Canadian securities regulatory authorities and by the US Securities and Exchange Commission, the Company's Responsible Officers concluded that there are material weaknesses in the Company's ICFR that have a direct impact on the Company's DCP:

•	due to the limited number of staff, it is not feasible to achieve adequate segregation of incompatible duties. NXT mitigates this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties are of the greatest concern, and
•	NXT does not have a sufficient level of staff with specialized expertise to adequately conduct separate preparation and a subsequent independent review of certain complex or highly judgmental accounting issues. These complex areas have historically included accounting for income taxes and equity related transactions. NXT mitigates this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters and relies on reviews by management, external consultants and the Audit Committee for quality assurance.

From time to time to reduce these risks and to supplement a small corporate finance function, the Company engages various outside experts and advisors to assist with various accounting, controls and tax issues in the normal course.

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Amended and Restated MD&A for the period ended March 31, 2018

In addition to the above, during the three-month period ended December 31, 2017, a majority of the Company's finance team, including the previous CFO and Accounting Analyst, left the Company.  Prior to the departure of the previous CFO at the end of November 2017, NXT contracted a part-time Controller starting on November 27, 2017, who is now engaged on a full-time basis, to assist in the transition of finance and disclosure responsibilities for the Company.  During December 2017 and January 2018, one of the Company's board members took the role of interim CFO until the Company's current CFO took office on February 1, 2018.  The transition to new financial management and limited overlap between personnel resulted in control deficiencies in maintaining DCP and ICFR that in turn led to a recurrence of previously identified deficient disclosure and the requirement for refiling of certain disclosure documents.  To address this issue and improve ICFR moving forward, management has established a practice of increased engagement of the Company's Disclosure Committee and Audit Committee in reviewing the public disclosure and has increased engagement of external consultants and legal counsel as well.

Notwithstanding NXT's efforts to mitigate the risks associated with the above-mentioned deficiencies, the CEO and CFO concluded that, as at March 31, 2018, the Company's ICFR are not effective and as a result its DCP are not effective. NXT reached this conclusion based upon its assessment that there is more than a remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in the Company's consolidated financial statements. NXT has therefore further taken on a process of continuous improvement in financial reporting and disclosure policies and responsibilities from which the Company expects to see benefits over the course of 2018.

It should be noted that a control system, including the Company's DCP and ICFR procedures, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met and it should not be expected that the DCP and ICFR will prevent all errors or fraud.

Additional Information

Additional information is available on NXT's website at www.nxtenergy.com and on SEDAR at www.sedar.com.

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Amended and Restated MD&A for the period ended March 31, 2018